Exhibit 99.23

99.23 News Release Dated July 2, 2013

Cipher introduces Epuris™ (isotretinoin) capsules in Canadian market

Toronto Stock Exchange Symbol: DND

MISSISSAUGA, ON, July 2, 2013 /CNW/ - At the 88th annual Canadian Dermatology Association Conference held in Quebec City over the July 1st weekend, Cipher Pharmaceuticals Inc. (TSX: DND) (“Cipher”) announced the Canadian launch of Epuris™, a novel brand formulation of the acne medication isotretinoin for the treatment of severe acne in patients aged 12 years or older.

The Canadian Dermatology Association estimates that acne affects nearly 20%, or 5.6 million, Canadians and that more than 80% of acne sufferers are between the ages of 12 and 24. According to IMS Health, Canadian isotretinoin sales reached $15 million in 2012.

“We are pleased to announce the launch of Epuris, a valuable new treatment option for Canadian dermatologists and their patients who suffer from severe acne,” said Larry Andrews, CEO of Cipher. “This represents an important milestone on the path to building Cipher’s commercial portfolio and franchise in Canada. We expect this will be the first of a number of products we introduce, beginning in Dermatology and, over time, in other specialty markets.”

About Epuris™

Epuris (isotretinoin) is a treatment for severe acne with the well-established clinical benefits physicians know and the reliable absorption and flexible dosing that both patients and physicians need. While bioequivalent to Accutane® under high fat fed conditions Epuris provides 83% greater absorption under fasted conditions.(1)  It is available in 10mg, 20mg, 30mg, and 40mg oral capsules for flexible, individualized dosing according to the patients weight and disease severity.(1)

For more information, please visit www.epuris.ca for the full product monograph and for important information about indications, contraindications, warnings and precautions.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (TSX: DND; OTC: CPHMF) is a growing specialty pharmaceutical company with three commercial products and a fourth in development. Our product candidates are typically improved formulations of successful, currently marketed drugs. We in-license a product, manage the required clinical development and regulatory approval process, and either out-license it to a marketing partner, or, in Canada, we may market the product ourselves. Our core capabilities are in clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since the Company was founded in 2000, we have achieved final regulatory approval in the U.S. and Canada for all three of our original products and completed six marketing partnerships, generating growing licensing revenue.

Reference

(1) Cipher Pharmaceuticals Inc. Epuris™ Product Monograph. March 14, 2013.

Craig Armitage
Investor Relations
TMX Equicom
(416) 815-0700 ext 278
(416) 815-0080 fax
carmitage@tmxequicom.com

Larry Andrews
President and CEO
Cipher Pharmaceuticals
(905) 602-5840 ext 324
(905) 602-0628 fax
landrews@cipherpharma.com